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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                            AMERICAN OIL & GAS, INC.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   028723 10 4
                                   -----------
                                 (CUSIP Number)

                                 March 16, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028723 10 4


(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)

    LMA Hughes LLP             TIN = APPLIED FOR

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

(3) SEC Use Only ___________________________________________________________

(4) Citizenship or Place of Organization

    Colorado, USA

Number of Shares      (5)  Sole Voting Power:  1,500,000
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:  0
Person with:
                      (7) Sole Dispositive Power: 1,500,000

                      (8)  Shared Dispositive Power:  0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9): 6.2%

(12) Type of Reporting Person (See Instructions):

     PN

Item 1. Name and Address of Issuer.

     (a)(b) Name and address of principal executive offices of Issuer:

     American Oil & Gas, Inc.
     1050 17th Street, Suite 1850
     Denver, Colorado  80265

Item 2.

     (a) Name of person filing:

         LMA Hughes LLLP

     (b) Residence or Business Address:

         6307 Hawthorne Lane
         Lakewood, Colorado  80227

     (c) Citizenship:

         Colorado, USA

     (d) Title and Class of Securities:

         Common Stock, $0.001 par value

     (e) CUSIP Number:

         028723 10 4

Item 3.

         N/A

Item 4. Ownership.

     (a) Amount beneficially owned: 1,500,000 Shares

     (b) Percent of class: 6.2%

     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote 6.2%.

         (ii)  Shared power to vote or to direct the vote ________.

         (iii) Sole power to dispose or to direct the disposition of 6.2%.

         (ii)  Shared power to dispose or to direct the disposition of ________.

Item 5-9. Ownership of Five Percent or Less of a Class

     N/A

Item 10. Certification

     The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  March 16, 2004                    /s/ Patricia G. Hughes
                                         ---------------------------------------
                                         Signature

                                         Patricia G. Hughes, President of Hughes
                                         Ventures LLC, General Partner of LMA
                                         Hughes LLP
                                         ---------------------------------------
                                         Name/Title